UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

(CUSIP Number)

Glacial Lakes Energy, LLC

301 20th Avenue S.E.

Watertown, South Dakota  57201

Telephone Number (605) 882-8480

With a copy to:

Michael L. Weaver

Lindquist & Vennum P.L.L.P.

4200 IDS Center

Minneapolis, Minnesota  55402

(612) 371-3987

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glacial Lakes Energy, LLC 46-0461664

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,500

	8.	Shared Voting Power 25

	9.	Sole Dispositive Power 6,500

	10.	Shared Dispositive Power 25

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.94%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Energy, LLC 20-5357797

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .08%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

                (a)           Title of Class of Securities:  Membership units.

                (b)           Name of Issuer:  Granite Falls Energy, LLC (the “Company”)

                (c)           Address of Issuer’s Principal Executive Offices:  15045 Highway 23 S.E. Granite Falls,          Minnesota  56241-0216

Item 2.	Identity and Background

This statement is being filed by Glacial Lakes Energy, LLC (“Glacial Lakes”) and Madison Energy, LLC (“Madison Energy”).

The following information relates to Glacial Lakes:

                (a)           Name of Persons Filing:  Glacial Lakes Energy, LLC.

                (b)           State of Incorporation:  South Dakota

                (c)           Principal business:  Renewable fuels production and development.

                (d)           Business Address:
                                Glacial Lakes Energy, LLC
                                301 20th Avenue S.E.
                                Watertown, South Dakota  57201

                (e)           Information Required by Clauses (a) and (c) of Item 2 of Schedule 13(d):  See below:

Pursuant to General Instruction C to Schedule 13D, Schedule I lists the name, business address and occupation of (a) each executive officer and director of Glacial Lakes, (b) each person controlling Glacial Lakes and (c) each executive officer and director of any corporation or other person ultimately in control of Glacial Lakes.  No person listed on Schedule I has been convicted in a criminal proceeding during the last five years, nor is subject, during the last five years, to a judgment, decree or final order enjoining securities law violations.  Further, each person listed on Schedule I is a citizen of the United States.

The following information relates to Madison Energy.

                (a)           Name of Persons Filing:  Madison Energy, LLC

                (b)           State of Incorporation:  Minnesota

                (c)           Principal business:  Renewable fuels production and development.

                (d)           Business Address:

                                                Madison Energy, LLC

                                                PO Box 146

                                                702 Fair Street

                                                Madison, MN  56256

                (e)           Information Required by Clauses (a) and (c) of Item 2 of Schedule 13(d):  See below:

Pursuant to General Instruction C to Schedule 13D, Schedule II lists the name, business address and occupation of (a) each executive officer and director of Madison Energy, (b) each person controlling Madison Energy and (c) each executive officer and director of any corporation or other person ultimately in control of Madison Energy.  No person listed on Schedule II has been convicted in a criminal proceeding during the last five years, nor is subject, during the last five years, to a judgment, decree or final order enjoining securities law violations.  Further, each person listed on Schedule II is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On April 17, 2007, Madison Energy, Glacial Lakes’ wholly-owned subsidiary, purchased 25 membership units for $3,950 per unit in a market transaction from an unrelated third party.  This purchase is subject to approval of the Company’s Board of Governors at its June 2007 meeting, and if approved, will be effective July 1, 2007.  Working Capital has been used to purchase these membership units.

Item 4.	Purpose of Transaction

On May 23, 2007, Glacial Lakes sent a letter to Paul Enstad, Chairman of the Board of Governors of Granite Falls Energy, expressing Glacial Lakes disappointment and concern with the operation, management and governance of the Company.  A copy of that letter is attached hereto as Exhibit 7.1.  Also on May 23, 2007, Glacial Lakes issued a press release announcing the commencement of an arbitration claim against the Company for approximately $5.3 million related to the Company’s termination of the Operating and Management Agreement between the Company and Glacial Lakes that Glacial Lakes believes was wrongfully terminated by the Company in October 2006.

Glacial Lakes and Madison Energy have purchased the membership units in the Company for investment purposes.  Glacial Lakes and Madison Energy have no plans at the present time with respect to the Company that would result in:

•      extraordinary corporate transaction;

•      sale or transfer of a material amount of assets;

•      change in the board or management;

•      change in the capitalization or dividend policy;

•      other material change in business or corporate structure;

•      changes in charter or bylaws;

•      delisting;

•      termination of registration; or

•      similar actions.

However, Glacial Lakes and Madison Energy are continuing to review all available alternatives and may pursue any of the above courses of action at any time in the future.

Glacial Lakes and Madison Energy may from time to time acquire membership units in the open market or in privately negotiated transactions, subject to availability of membership units at prices deemed favorable, based on the Company’s business or financial condition and other factors and conditions that Glacial Lakes and Madison Energy deems appropriate.  Alternatively, Glacial Lakes and Madison Energy may sell all or a portion of the membership units reported herein (and any units it may acquire in the future) in privately negotiated transactions or in the open market.  In addition, Glacial Lakes and Madison Energy may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer

(a)           Aggregate number and percentage of class beneficially owned:

As of May 23, 2007, Glacial Lakes may be deemed to be the beneficial owner of 6,525 membership units.  Madison Energy, Glacial Lakes’s wholly-owned subsidiary, has agreed to purchase 25 membership units from a unrelated third party in an open market transaction subject to approval of the Company’s Board of Governors at its June 2007 meeting, and such transaction, if approved by the Company’s Board of Governors, will be effective July 1, 2007.

Based on calculations made in accordance with Rule 13d-3(d), Glacial Lakes may be deemed the current beneficial owner of 20.94% of the Company’s outstanding membership units.  This calculation is based on 31,156 shares of membership units outstanding, as reported in the Company’s Form 10-QSB for the fiscal quarter ended January 31, 2007 and filed with the Commission on March 19, 2007.  This calculation includes the 25 membership units purchased by Madison Energy subject to approval of the Company’s Board of Governors.

(b)           Voting and Dispositive Power:

Glacial Lakes has sole voting and dispositive power over 6,500 shares that may be deemed to be beneficially owned by it as of May 23, 2007.  Glacial Lakes shares voting and dispositive power with Madison Energy with respect to 25 membership units subject to approval of the Company’s Board of Governors, and such transaction, if approved, will be effective July 1, 2007.

(c)           Transactions within the past 60 days:  The information concerning transactions in the Common Stock effected by Glacial Lakes in the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference.  All of the transactions were open market purchases.

(d)           Right to Direct the Receipt of Dividends:  Not applicable.

(e)           Last Date on Which Reporting Person Ceased to be a 5% Holder:  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Granite Falls Energy, LLC Fifth Amended and Restated Operating and Member Control Agreement, for so long as Glacial Lakes is a member of the Company and holds at least 20% of the issued and outstanding membership units, Glacial Lakes has the right to designate two members of the Board of Governors of the Company.  If Glacial Lakes is no longer a member of the Company or holds less than 20% of the issued and outstanding membership units, then representatives to the Company’s Board of Governors appointed by Glacial Lakes shall be deemed to have resigned and shall be replaced by the remaining Board of Governors, unless Glacial Lakes shall have sold at least 20% of the issued an outstanding membership units to a non-affiliate of Glacial Lakes, and such successor will have the right to designate two members of the Board of Governors.  The right of Glacial Lakes’ successor to designate two governors terminates upon the earlier of the sale or other disposition of all or substantially all assets of such Glacial Lakes successor, the sale or other disposition of a majority of the capital securities or voting securities of such Glacial Lakes successor or the date that such Glacial Lakes successor no longer holds at least 20% of the issued and outstanding membership units of the Company.

Item 7.	Material to Be Filed as Exhibits

7.1           Letter to Paul Enstad, Chairman of the Board of Governors of Granite Falls Energy from Glacial Lakes Energy, LLC dated May 23, 2007.

7.2           Press Release of Glacial Lakes Energy, LLC dated May 23, 2007.

7.3           Granite Falls Community Ethanol Plant, LLC Fifth Amended and Restated Operating and Member Control Agreement.  (Incorporated by reference as Appendix A to the Post-Effective Amendment No.1 to the Registration Statement on Form SB-2 filed on July 21, 2004 (File No. 333-112567)).

AGREEMENT

                This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of membership units of Granite Falls Energy, LLC, is being filed on behalf of each of the entities names below.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: May 23, 2007
	Name:	/s/ Thomas E. Branhan
Thomas E. Branhan, Chief Executive Officer
Glacial Lakes Energy, LLC

	Name:	/s/ Thomas E. Branhan
Thomas E. Branhan, Chief Executive Officer
Madison Energy, LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2007

	Name:	/s/ Thomas E. Branhan
Thomas E. Branhan, Chief Executive Officer
Glacial Lakes Energy, LLC

	Name:	/s/ Thomas E. Branhan
Thomas E. Branhan, Chief Executive Officer
Madison Energy, LLC

SCHEDULE I

GLACIAL LAKES ENERGY, LLC MEMBER

Name	Business Address	Principal Business
Glacial Lakes Corn Processors(1)	301 20th Avenue S.E. Watertown, South Dakota, 57201	Renewable fuels production and development

GLACIAL LAKES ENERGY, LLC DIRECTORS

Name	Business Address	Principal Occupation
Jon T. Anderson	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Larry Kahnke	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Terry Little	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Roger Fritz	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Leland Roe	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Mark Tetzlaff	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Steve Owen	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Ronald Thyen	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Terry Mudgett	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Richard Wiarda	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Todd Jongeling	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Mark Schmidt	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

Craig Johnson	301 20th Avenue S.E. Watertown, South Dakota, 57201	Farmer

(1) Glacial Lakes Corn Processors, a South Dakota Cooperative is the sole member of Glacial Lakes Energy, LLC.  Each director of Glacial Lakes Energy set forth in this Schedule I is also a director of Glacial Lakes Corn Processors.

GLACIAL LAKES ENERGY, LLC OFFICERS

Name	Position
Thomas E. Branhan	Chief Executive Officer
James A. Seurer	Chief Financial Officer

INTEREST IN MEMBERSHIP UNITS OF GRANITE FALLS ENERGY, LLC OF DIRECTORS AND OFFICERS OF GLACIAL LAKES ENERGY, LLC

Name	Membership Units(2)	Percent(3)
Jon T. Anderson	10.03%
Larry Kahnke	10.03%
Terry Little	50.16%
Roger Fritz	0	N.A.
Leland Roe	5.01%
Mark Tetzlaff	100.32%
Steve Owen	20.06%
Ronald Thyen	5.01%
Terry Mudgett	10.03%
Richard Wiarda	0	N.A.
Todd Jongeling	0	N.A.
Mark Schmidt	0	N.A.
Craig Johnson	0	N.A.
Thomas E. Branhan	0	N.A.
James A. Seurer	0	N.A.

(2) Does not include 6,525 membership units owned by Glacial Lakes Energy and Madison Energy reported on this Schedule 13D, but includes units beneficially owned by each director.

(3) Based on 31,156 membership units outstanding as reported in Granite Falls Energy, LLC’s Form 10-QSB for the fiscal quarter ended January 31, 2007.

SCHEDULE II

MADISON ENERGY, LLC MEMBERS

Name	Business Address	Principal Business
Glacial Lakes Energy, LLC	301 20th Avenue S.E. Watertown, South Dakota, 57201	Renewable fuels production and development

MADISON ENERGY, LLC OFFICERS

Name	Position
Thomas E. Branhan	Chief Executive Officer

INTEREST IN MEMBERSHIP UNITS OF GRANITE FALLS ENERGY OF MEMBERS AND MANAGERS OF MADISON ENERGY, LLC

Name	Membership Units	Percent
Glacial Lakes Energy	6,525	20.94% (4)
Thomas E. Branhan (5)	0	N.A.

(4) Based on 31,156 membership units outstanding as reported in Granite Falls Energy, LLC’s Form 10-QSB for the fiscal quarter ended January 31, 2007.

(5) Does not include 6,525 membership units owned by Glacial Lakes Energy and Madison Energy reported on this Schedule 13D.

Appendix A

Transactions by Madison Energy, Glacial Lakes Energy, LLC’s  wholly-owned subsidiary, in Granite Falls Energy, LLC, Inc. during the past 60 days:

Date	Number of Units Purchased*	Price Per Unit
April 17, 2007	25	$3,950

TOTAL	25	$3,950

*       This transaction is subject to approval from the Issuer’s Board of Governors at its June 2007 meeting, and if approved, will be effective July 1, 2007.

Exhibit Index

7.1                               Letter to Paul Enstad, Chairman of the Board of Governors of Granite Falls Energy from Glacial Lakes Energy, LLC dated May 23, 2007.

7.2                               Press Release of Glacial Lakes Energy, LLC dated May 23, 2007.

7.3                               Granite Falls Community Ethanol Plant, LLC Fifth Amended and Restated Operating and Member Control Agreement.  (Incorporated by reference as Appendix A to the Post-Effective Amendment No.1 to the Registration Statement on Form SB-2 filed on July 21, 2004 (File No. 333-112567)).